Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212
Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

November 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds, Assistant Director
Washington, D.C. 20549

RE:	Powerdyne International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 4 to the Powerdyne International, Inc. (the “Company”) registration statement on Form S-1.  The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 30, 2011 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement.  For your convenience and ease of reading, in our responses below we have set forth the text of the actual comment made by the Commission immediately above each response that we are providing in reply thereof.

Form S-1

General Comments

1. We note the amount of shares to be registered for resale increased to 69,818,500 from 67,318,500.  Please revise where appropriate and advise us when these new shares were sold by the company.

Response:  We have further revised the number of shares to be registered for resale to 70,068,499, which represents an increase of 249,999 shares since the last version filed of the Form S-1.  References to the number of shares to be registered for resale have been updated throughout the Registration Statement to conform to this updated figure.  The new shares (representing the increase in shares to be registered from 67,318,500 to 70,068,499) are represented by the 2,749,999 shares sold by the Company from March 26, 2011 through November 30, 2011 (See Item 15 in Part II of the Registration Statement for a list of these specific transactions, which are comprised of the exact transactions noted in parenthetical numbers (6), (7) and (8) in the text of Item 15.)

2. We reissue prior comment two from our letter dated July 6, 2011.  Please revise to:
•	Name Mr. Cassidy as a promoter;
•	Disclose the role that Tiber, Mr. Cassidy, and their respective affiliates had at Greenmark Acquisition Corp.;
•	File the consulting agreement with Tiber;
•	Disclose all fees paid or payable pursuant to Item 404 of Regulation S-K related to your agreements with Tiber, Mr. Cassidy or their respective affiliates; and,
•	Provide the disclosure requested by Item 509 of Regulation S-K under an appropriately captioned heading addressing the fact that counsel is issuing an opinion which covers the resale of his shares.

Response:  We have named Mr. Cassidy as a promoter, and have reflected this notation in “Certain Relationships and Related Transactions.”  In addition, we have disclosed the role that Tiber Creek, Mr. Cassidy and their respective affiliates had at Greenmark Acquisition Corp. in the section “The Company – Relationship with Tiber Creek Corporation.”  We have also filed the consulting agreement between the Company and Tiber Creek.  Fees paid or payable to Tiber Creek and its affiliates are noted in the Tiber Creek consulting agreement (filed as an exhibit) and in the sections “The Company – Relationship with Tiber Creek Corporation” and  “Certain Relationships and Related Transactions.”  The disclosure noted in Item 509 of Regulation S-K has been addressed through the addition of a separately captioned heading “Interest of Counsel” in the section “Legal Matters.”

Prospectus Cover Page

3. Please revise to eliminate disclosure regarding “escrow,” “minimum,” shares sold “by officers and directors” and other statements that are irrelevant since the registration statement no longer includes a primary offering.

Response:  These provisions and statements have been eliminated in the Prospectus Cover Page and throughout the Form S-1 as irrelevant since the Registration Statement no longer includes a primary offering at this time.

4. Please restore your prior disclosure related to selling shareholders being deemed statutory underwriters or advise why such disclosure is inappropriate.  In this respect we note this disclosure was also removed from and should be restored to your Summary and Selling Shareholder sections.

Response:  We have revised the Form S-1 to note that the selling shareholders are deemed statutory underwriters.  The conforming revisions were also made in the “Summary” and “Selling Shareholder” sections and throughout the Form S-1 as applicable.

5. Please revise to fix the offering price for the resale offering for the duration of your offering.  In this respect your attention is directed to prior comment four of our letter dated July 6, 2011 and comment five of our letter date April 28, 2011.

Response:  The offering price for the resale of shares is listed at a price of $0.15 per share.  However, the selling shareholders desire to sell at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale.  Accordingly, we seek additional clarification on why the offering price should be permanently fixed at a certain price, as selling shareholders may seek to sell their shares at various prices over the course of the offering.  Please reconsider this comment or provide us with applicable legal authority or documentation from the Commission so that we can better understand this issue and the request.  In addition, or alternatively, we would seek an opportunity to discuss this comment in the near term with the staff of the Commission.

The Business, page 14

6. We note your statement on page 18 related to the testing of your Series 1 prototype by Anderson Aeromotive which serves as a basis for your “financial assumptions, business model, product estimates and overall business plan.”  Please revise to summarize the results of the testing performed by Anderson and to provide a consent.  Also, please clarify the testing performed on your Series 2 prototype as well as the results obtained.  In this respect we also partially reissue prior comments one and nine from our letter dated July 6, 2011.  Please revise the disclosure throughout to provide a reasonable basis for promotional statements concerning the attributes of your proposed products and describe, to the extent applicable, the testing done and results obtained, and explain how such results support your assertions.

Response:  We have provided additional disclosure and revised the disclosure in the section “The Business – Prototypes” to address these comments, and trust that the additional disclosure better supports and provides a reasonable basis for various other statements made by the Company in the Form S-1.  As we do not have the consent of Anderson Automotive, we have removed the name of such entity from the Form S-1.

7. We note your response to prior comment 13 from our letter dated July 6, 2011 and reissue.  Please revise your “Pricing” discussion to disclose the basis for, and assumptions underlying, the statement that your customer’s costs will be substantially lower using your product.  In this regard, it is unclear how you estimate the operating cost for your product given its current development stage.  In reissuing this comment, please note that we are seeking greater substantiation of the bases for the statements you provide.

Response:  We have provided additional disclosure and revised the disclosure in the section “The Business – Pricing” to address these comments, and trust that the additional disclosure better supports and provides a basis for and assumptions underlying costs and estimates of pricing.

The Company, page 21

8. We note your revised disclosure that you will lease space in an engine shop owned by an officer.  Please updated your disclosure responsive to Item 404 of Regulation S-K or advise.  In this regard your attention is directed to prior comment 27.

Response:  We have updated the disclosure in response to Item 404 of Regulation S-K, and are also filing the lease document as an exhibit.  The additional/revised disclosure can be found in the “The Company – Property” and  “Certain Relationships and Related Transactions.

9. Please revise your disclosure to indicate, consistent with your response to prior comment 19, that your research and development costs to date are nominal.

Response:  We have now expressly noted in the disclosure that research and development costs to date are nominal.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

10. We note your response to prior comment 21 from our letter dated July 6, 2011.  Please revise to provide the basis for the specific percentages and other details of the planned equipment financing facility or remove the paragraph.  For example, it is unclear if you and a third party have been negotiating the terms of a facility since February 2011.

Response:  We have revised the disclosure under “Equipment Financing” throughout the Form S-1 to remove the specific percentages.  In addition, we have revised the disclosure so as to present the equipment financing as a potential option rather than an already-negotiated and available option for the Company.

11. Please provide the basis for your projected sale during the fourth quarter and concomitant $750,000 in revenue and $100,000 in net income.

Response:  We have revised this disclosure to indicate that the sale is only a possibility and could occur in 2012, and we have indicated that there is no assurance that any sale will occur.  Further, the basis for the revenue projection is $750,000 based on the sale of one unit and the fee associated therewith.  We have also provided in further detail below support for the cost projections, including costs of sales and operating expense contribution, thus yielding the Company’s estimate of $100,000 (approximately) in net income if the sale/installation is actually achieved.

Estimated Revenue from One Genset Installation	$750,000.00
Estimated Cost of Sales:
Container	$33,717.50
Engine	105,302.50
Generator	148,950.00
Coupling	18,489.00
Testing and Gas Supply	56,910.00
Labor	68,615.00
Manufacturing Overhead	28,427.00
Total Estimated Cost of Sales	$460,411.00

Estimated Gross Profit	$289,589.00

General and Administrative Expenses	$121,133.00
Selling Expenses	60,050.00
Total G&A/Selling Expenses	$181,183.00

Estimated Net Profit from Sale	$108,406.00

12. Please disclose your current cash balance as of the most recent practicable date and indicated whether your existing cash balance will be sufficient to meet your obligations for the next 12 months.  In this respect your attention is directed to prior comment 22.

Response:  We have provided the additional requested disclosure in the section entitled “Development Stage and Capital Resources.”

Management, page 26

13. Please update Mrs. Madison’s biography to be consistent with your signature page that states she serves as your Chief Financial Officer and Chief Accounting Officer.

Response:  We have revised Mrs. Madison’s biography to indicate that she serves as the principal financial officer and principal accounting officer of the Company.

Executive Compensation, page 28

14. We reissue prior comment 25 from our letter dated July 6, 2011.  Please revise your statement that “[n]o executive received cash compensation…” to address Item 402(m) of Regulation S-K, including Instruction 1.  In this regard please note the distinction between total compensation and cash compensation.

Response:  We have revised the statement in issue to comply with Instruction 1 of Item 402(m) of Regulation S-K.  Accordingly the statement applies to “total compensation” and not simply “cash compensation.”

15. Please revise your Summary Compensation table to include a total for Mr. Euga or advise.

Response:  We have updated the Summary Compensation table to include a total amount of compensation (where applicable) for Mr. Euga.

Certain Relationships and Related Transactions, page 29

16. We reissue prior comment 26 from our letter dated July 6, 2011.  Please provide the information requested by Item 404(d)(2) of Regulation S-K.  For additional information about this comment, please refer to prior comment four from our April 28, 2011 letter.

Response:  As discussed hereinabove, we have listed Mr. Cassidy as a promoter and have provided additional information in this section per Item 404(d)(2) of Regulation S-K.

Shares Eligible for Future Issuance, page 33

17. We note your response to prior comment 28 and request additional clarification.  Please tell us whether you believe you were a business combination related shell company as defined in Rule 405 and, if so, advise how you reached that conclusion.  We may have further comment.

Response:  We have not conducted a detailed analysis of the facts and circumstances in order to determine whether the Company actually qualified as a “business combination related shell company.”  In our response to prior comment 28, we noted that Rule 144(i)(1)(i) specifically excludes from its application issuers that are business combination related shell companies.  However, we based our conclusion that Rule 144(i) would be inapplicable to the Company based primarily on the fact that the Company presently has substantive business operations and actual assets consisting of more than cash or cash equivalents, and the fact that the Company has been filing reports under the Exchange Act during the preceding 12 months and for periods prior thereto.

Powerdyne International, Inc.
Financial Statements for the period from February 2, 2010 (inception) to June 30, 2011
Condensed Statement of Changes in Stockholders’ Equity (Deficit)

18. We read your responses to prior comment 41 and note that your response does not adequately address the $728,500 equity adjustments made for the recapitalization.  Therefore, we reissue the comment.  Please expand your disclosure to fully describe each significant adjustment.  Supplementally, please provide a summarized rollforward schedule of each of the equity accounts from January 1, 2011 to June 30, 2011.  Please explain the nature of all adjustments made to the accounts.

Response:  As a result of our responses to other comments, namely comment 35 below, we have made corrections to the equity adjustments made for the recapitalization in the quarter ended March 31, 2011.  The entries to the stockholder equity accounts listed below now add up to $558,500.  This amount is comprised of $233,500 net cash raised from additional stock subscriptions sold and $325,000 of stock compensation expense which was valued according to ASC 718, Share Based Compensation.   The decrease of $170,000 from the amount of $728,500 previously reported is due to an adjustment for a total of 17,000,000 shares that were previously included as part of stock compensation.  The 17,000,000 shares consisted of 1,000,000 shares originally issued when Greenmark Acquisition Corporation was created and 16,000,000 shares issued in December 2010  to consultants for services.  These 17,000,000 shares are now included in the 205,000,000 shares shown outstanding as of December 31, 2010.  The following schedule shows the activity in each equity account from December 31, 2010 to June 30, 2011.

	Common Stock
				Common	Common Stock
				Stock	Subscrition	Accum.
	Shares	Amount	APIC	Subscribed	Receivable	Deficit	Total
Balance at 12/31/10	205,000,000	20,500	140,500	191,900	(61,915)	(306,270)	(15,285)

Shares contributed	(84,526,666)	(8,453)	8,453				-

Stock issued for services	32,500,000	3,250	321,750				325,000

Issuance for cash considerations in relation to subscriptions	36,026,666	3,603	523,997	(191,900)	(102,200)		233,500

Net loss for the quarter						(576,043)	(576,043)

Balance at 3/31/2011	189,000,000	18,900	994,700	-	(164,115)	(882,313)	(32,828)

Common stock subscribed	500,000	50	14,950		164,115		179,115

Net loss for the quarter						(69,293)	(69,293)

Balance at 6/30/2011	189,500,000	$18,950	$1,009,650	$-	$-	$(951,606)	$76,994

Greenmark Acquisition Corporation
Financial Statements, page F-1

19. Please delete the financial statements of Greenmark Acquisition Corporation presented in the registration statement on pages F-1 through F-9 as they are no longer required.

Response:  As requested, we have removed the financial statements of Greenmark Acquisition Corporation in the Registration Statement.

Powerdyne International, Inc.
Financial Statements for the period from February 2, 2010 (inception) to December 31, 2010
Statement of Changes in Stockholders’ Deficit

20. We read your response to prior comment 29 and note that you have not revised your presentation or disclosure to address the comment.  Thus we reissue this comment.  Your balance sheet and statement of changes in stockholders’ deficit show $129,985 common stock subscribed as of December 31, 2010.  However, this same account balance is $61,915 as of December 31, 2010 in your interim financial statements.  Please reconcile and expand your disclosure to fully describe the terms of these stock subscription agreements.  Please clarify whether investors have the rights to cancel their subscription and have the consideration refunded.  Please clarify how your accounting complies with the guidance in ASC 505-10.

Response:  As of December 31 2010, Powerdyne, Inc. had sold a total of $191,900 in stock subscription agreements. Of this amount of $191,900 in stock subscriptions, $61,915 was receivable as of December 31, 2010.  The $129,985 shown as common stock subscribed on the balance sheet and statement of changes in stockholders’ deficit of Powerdyne, Inc. as of December 31, 2010 represents the net cash received.  In the subsequent interim financial statements presented by the Company, the amount of $191,900 was included as part of additional paid-in capital and the $61,915 receivable as a contra-equity account labeled common stock subscribed.  In amended and future filings, the Company will add a separate contra-equity clearly labeled as “common stock subscriptions receivable.”  Furthermore, we hereby clarify that investors do not have any rights to cancel their subscription and have their consideration refunded after they have executed the subscription agreement.

21. We disagree with your response to prior comment 30 and we therefore re-issue the comments.  We note that you have published financial statements that give effect to the recapitalization in the period ended March 31, 2011 in the Form S-1.  Accordingly, you must retroactively restate the historical financial statements of Powerdyne Inc in the Form S-1 for all periods presented to give effect to the recapitalization.  The audit report should be redated or dual-dated to reflect the retroactive restatement of the financial statements.  Please revise.

Response:  We are including in the Form S-1 the restated financial statements of Powerdyne Inc. as of December 31, 2010.  Further, we are also including therein a dual-dated audit report from the Company’s independent registered public accounting firm.

Part II

Item 14

22. We reissue prior comment 31.  We note you have sold shares on various dates between February 8, 2011 and March 25, 2011 as indicated in response to Item 14 of Form S-1, and that the list of purchasers extends beyond 50.  You refer to “previous subscription agreements” in connection with the February 8, 2011 purchasers, but it is unclear when and under what circumstances they received offers and provided subscriptions to you.  Please revise to provide the disclosures requested by Item 701(a), (c), and (d) of Regulation S-K for each individual transaction and explain how transactions involving several purchasers extended beyond a particular date.  We may have further comment.

Response:  All investors were contacted personally and possessed at the time of their investment bona fide substantive, pre-existing business relationships with the Company and/or its officers, directors and affiliates.  No investors were contacted through other means, and no general advertising or general solicitation was used to solicit any investors.  All investors were solicited in compliance with the safe harbor exemption provided by Rule 506 of Regulation D.  To date, while the list of purchasers may indeed extend beyond 50, no more than 35 unaccredited investors have participated in the offering, in compliance with the safe-harbor requirements of Rule 506.  In addition, the Company filed a Form D with the Commission with respect to this continuing Regulation D private offering.  We have revised the disclosure in this section to more clearly provide the exact information requested by Item 701(a), (c) and (d) of Regulation S-K for each individual transaction.  Please also note that Instruction 2 to Item 701 allows that “sales…made in a series of transactions [are permitted to be conveyed] by such totals and periods as will reasonably convey the information required.”

23. Please provide the disclosure required by Item 701 of Regulation S-K for the securities sold in August 2011.

Response:  We have revised the disclosure in this section to more clearly provide the exact information requested by Item 701 of Regulation S-K.  Please also note that Instruction 2 to Item 701 allows that “sales…made in a series of transactions [are permitted to be conveyed] by such totals and periods as will reasonably convey the information required.”

Exhibits

24. Please provide the exhibits requested by Item 601(b)(101) of Regulation S-K.

Response:  We have included the Interactive Data File on the Exhibit list and filed the same in the amended Form S-1.

Exhibit 10.3

25. We reissue prior comment 33 from our letter dated July 6, 2011 as the applicability of the comment does not depend on whether you conduct a primary offering or a selling shareholder offering.  Please revise the disclosure throughout your documents to address the material terms of your employment agreements with executive officers, including provisions calling for the issuance of securities with anti-dilution features.

Response:  We have revised the disclosure to address the material terms of the employment agreements with executive officers, including provisions calling for the issuance of securities with anti-dilution features.  In particular, please note the revisions under the section “Executive Compensation - Employment Agreements.”  We have also included a risk factor addressing material risks associated with these agreements.

26. We are unable to locate your disclosure responsive to prior comment 34.  Accordingly, we reissue.  We note your employment modification letters make reference to the fragility of your finance, unforeseen adverse tax consequences flowing from the accruals, and the cessation of accrual and payment for time and expenses incurred during the year ended December 31, 2010.  It is unclear how a fragile financial state necessitating the discontinuance of salary is consistent with the balance of your disclosure.  Please revise or advise.

Response:  We have included in the Form S-1 disclosure stating that the Company may not have sufficient funds or capital resources to maintain its operations.  For example, the now revised sub-section “Development Stage and Capital Resources” in the Form S-1 contains disclosure indicating that the Company may not have sufficient cash and has limited capital resources.  Please advise if for some reason there are other areas of the Form S-1 that need to be amended to be consistent with the text of the employment modification letters.

Exhibit 23.1

27. Please file an updated accountant’s consent in an amended Form S-1.

Response: We have filed an updated accountant’s consent in the amended Form S-1.

Item 17

28. We note your response to prior comment 35 from our letter dated July 6, 2011.  Please tailor your Undertakings to your offering and provide applicable Undertakings in the exact format requested by Item 512 of Regulation S-K.  In this respect, we note, for example, the references to Forms S-8 and S-3 in your Undertakings.

Response:  We have revised the Undertakings section of the Form S-1 to align with the substance of the offering.  In particular, we have tailored the applicable Undertakings in the exact form requested by Item 512 of Regulation S-K, and have, for example, deleted the references to Forms S-8 and S-3 in the Undertakings.

Signatures

29. Please provide the appropriate signatures required by the Form.  For additional information, please consult the Signatures section of Form S-1 and consider prior comment 36 from our July 6, 2011 letter and comment 56 from our letter dated April 28, 2011.

Response:  We have consulted the Signatures section of Form S-1 and have included verbatim the exact language specified therein.  Accordingly, we trust that the modified Signatures section included in the Form S-1 attached herewith comply with the requirements of the Form.

Form 10-K for the Fiscal Year Ended December 31, 2010

30. Please amend your Form 10-K and other Exchange Act reports, as applicable, to comply with the comments above and the comments from our prior letters.  In this respect your attention is directed to prior comment 39 from our letter dated July 6, 2011.

Response:  We plan to file all applicable amended Exchange Act reports within two (2) weeks from the date of submission of these comment responses and the filing of the amended Form S-1 herewith.

Form 10-Q for the Three Months Ended March 31, 2011

Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 15

31. We note your response to prior comment 45 from our letter dated July 6, 2011 and reissue.  Please note that the comment applies regardless of the updated financial statements.  We note your liquidity disclosure that you received $495,000 from the private sale of your stock in the period from February 2, 2010 (inception) to March 31, 2011.  However, your cash flow statement shows total proceeds from issuance of common stock of $364,485 and stock compensation expense of $495,000.  Please revise to clarify this inconsistent disclosure.  In responding, please note the need to address the disclosure in your Form 10-Q and not merely the Form S-1.

Response:  We will file an amended Form 10-Q and will include the required disclosure per Item 2 of Part II to the Form 10-Q for each of the investors.  We plan to file the amended report within two (2) weeks from the date of submission of these comment responses and the filing of the amended Form S-1 herewith.

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds

32. We reissue prior comment 46 from our letter dated July 6, 2011.  Please revise to provide all of the information requested by Item 2 of Part II to Form 10-Q for each investor, including the 56 investors referred to as receiving the 36,693,333 shares.  See Item 701 of Regulation S-K.  Finally, please advise us how you solicited the 56 investors.

Response:  We will file an amended Form 10-Q and will include the required disclosure per Item 2 of Part II to the Form 10-Q for each of the investors.  We plan to file the amended report within two (2) weeks from the date of submission of these comment responses and the filing of the amended Form S-1 herewith.  All investors were solicited through word-of-mouth and possessed at the time of their investment bona fide substantive, pre-existing business relationships with the Company and/or its officers, directors and affiliates.  No investors were solicited through other means, and no general advertising or general solicitation was used to solicit any investors.  All investors were solicited in compliance with the safe harbor exemption provided by Rule 506 of Regulation D.

Form 10-Q for the Six Months Ended June 30, 2011

Item 4 Controls and Procedures

33. Your disclosure indicates that you evaluated your disclosure controls and procedures “as of the end of the fiscal year and the first quarter…”  Please revise to clarify whether management evaluated its disclosure controls and procedures as of the end of the second quarter.  See Item 307 of Regulation S-K.

Response:  We will file an amended Form 10-Q and will include the required disclosure per Item 307 of Regulation S-K.  We plan to file the amended report within two (2) weeks from the date of submission of these comment responses and the filing of the amended Form S-1 herewith.

Form 8-K/A filed April 5, 2011

34. We read your response to prior comment 40 and note that your response does not adequately address the issue.  Therefore we repeat the comment.  Based on the equity accounts of the two companies, we continue to believe that GAC’s merger with Powerdyne, Inc. is material and pro form financial information should be provided.  There is a significant change in the capital structure of the post-merger company that requires additional narrative and quantitative explanation that has not been provided in the post-merger Exchange Act filings.  We believe investors should be provided with the details of the changes that were made to these accounts to give effect to the recapitalizations.  Please revise to include pro forma financial information in the amended Form 8-K.

Response:  We will file a further amended Form 8-K/A and will include the required pro forma financial information.  We plan to file the amended report within two (2) weeks from the date of submission of these comment responses and the filing of the amended Form S-1 herewith.

Form 10-K/A filed September 22, 2011
Greenmark Acquisition Company
Financial Statements for the year ended December 31, 2010

35. In December 2010, we note that you issued over 200,000,000 common shares to effect the change in control and 2,000,000 shares of common stock were issued to each of Tiber Creek Corporation and IRAA Fin Serv.  However, your financial statements do not reflect the issuances of these shares for the year ended December 31, 2010.  Please revise to reflect these issuances in the Form 10-K and all subsequent reports to accurately reflect the total shares outstanding pre-merger and post-merger.

Response:  This comment requires that the Company file a further amended Form 10-K/A for Greenmark Acquisition Corporation as of December 31, 2010.  The restatement of financial statement of Greenmark Acquisition Corporation also requires that the December 31, 2010 financial statements of Powerdyne Inc. be restated as well.  In addition, it appears that the Commission will also want the Company to file amended Form 10-Qs for March 31, 2011 and June 30, 2011 in order to reflect the recapitalization related to the merger.

We will file the amended Form 10-K/A for Greenmark Acquisition Company as of December 31, 2010 to correct the omission.  The amended Form 10-K/A will include restated financial statements, a note disclosure to explain the reason for the restatement and a dual-dated audit report from our independent registered public accounting firm.  We will also file (as applicable) amended subsequent reports and an amended Form 8-K/A to include restated December 31, 2010 Powerdyne Inc. financial statements and pro forma financial information as requested.  We plan to file all applicable amended reports within two (2) weeks from the date of submission of these comment responses and the filing of the amended Form S-1 herewith.

We trust that the responses above and revised Form S-1 filed herewith together address the recent comments from the Commission that were issued to the Company.  Finally, as a related matter to the comments above, we have revised the Form S-1 to reflect recent private sales of common stock of the Company.  In addition, please note that, as previously discussed in our earlier comment response letter, following the effectiveness of the registration statement, the Company anticipates potentially completing a primary public offering of securities in order to raise capital (i.e a subsequent registration statement till be duly filed at such time).

In view of the several rounds of comments issued by the Commission (since the initial filing of the Form S-1 by the Company) and our ongoing responses thereof, we suggest following the issuance of the next version of comments by the Commission that we hold a phone discussion or teleconference with your staff in order to resolve any remaining and outstanding comments.  This discussion will allow us the opportunity to better understand any remaining comments and more effectively address any outstanding comments in an efficient manner so as to obviate successive multiple comment letters from the Commission.

We look forward to receiving any additional comments following your review and evaluation of the registration statement.  If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338.   In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission on behalf of the Company to be copied to lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates